SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 10, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 10, 2017 regarding “Ericsson reports restated financials for 2015 and 2016”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: March 10, 2017

PRESS RELEASE MARCH 10, 2017

Ericsson reports restated financials for 2015 and 2016

•	As announced in April 2016, Ericsson is changing its reporting structure from the Q1 2017 earnings report with three segments reported: Networks, IT & Cloud, and Media

•	Ericsson today discloses restated financials for the new three segments, for each quarter of 2016 and for the full year 2015. The restated financials are now available at www.ericsson.com/investors

•	Conference call with CFO Carl Mellander for analysts, investors and media starts at 14.00 CET, March 10, 2017

As previously announced, Ericsson (NASDAQ: ERIC) will start to report financials according to new segments starting from the first quarter 2017. The earnings report for the first quarter will be published April 25, 2017. To facilitate year-on-year comparisons, Ericsson today discloses the restated financials for each quarter of 2016, and for the full year 2015.

The three segments reported are:

Networks – Products and services with a focus on evolving and managing our customers’ telecom networks. The portfolio of radio networks and backhaul solutions are based on industry standards and can also be industrialized and adjusted to meet the demands of other industry verticals such as utilities, transport, and public safety. In addition, Ericsson services capabilities address operator demand in an increasingly complex network environment.

IT & Cloud – Products and services providing solutions for our customers’ digital transformation journeys across the Support Systems, Telecom Core, and IT Cloud domains through a combination of products, technology and expertise in networks, software, cloud, and business processes.

Media – Products and services that enable content owners, broadcasters, TV service providers and network operators to efficiently deliver, manage and monetize new TV experiences.

Financial disclosures for each segment include:

•	Net Sales

•	Gross income and gross margin

•	Operating income and operating margin

•	EBITA and EBITA margin

•	Restructuring charges

PRESS RELEASE MARCH 10, 2017

Net Sales for segments Networks and IT & Cloud includes a breakdown of sales into products and services.

There is no change in the regional structure. Net sales will be reported in 10 geographical regions plus Region Other. Broadcast services, previously reported in Region Other, is now reported per geographical region. In addition, part of the business related to former Telcordia has been transferred from the geographic regions to Region Other.

Overview of restated financials:

Net sales, SEK b.	FY2016	FY2015
Networks	165.0	184.8
IT & Cloud	47.9	51.8
Media	9.7	10.4

Total	222.6	246.9

Operating income, SEK b.	FY2016	FY2015
Networks	15.8	26.8
IT & Cloud	-7.1	-3.9
Media	-2.4	-1.2

Total	6.3	21.8

Operating income, excl. restructuring, SEK b.	FY2016	FY2015
Networks	19.7	29.9
IT & Cloud	-4.0	-2.0
Media	-1.8	-1.0

Total	13.9	26.8

Ericsson presented indications of 2015 financial performance by segment at the Investor Update in New York on November 10, 2016. The final restated financials for 2015 show a higher net sales and operating margin for segment Networks while the net sales and operating margin for segment IT & Cloud are lower.

Two factors explain this change:

•	Following final decisions on common cost allocation principles, a higher share of such costs, previously in Networks, is now reported as part of IT & Cloud.

•	Following clarified accountability for customer support, a higher share of customer support revenues, previously in IT & Cloud, is now reported as part of Networks.

PRESS RELEASE MARCH 10, 2017

2015 operating margin for segment Media is in line with what was presented at the Investor Update.

Find the complete tables of restated financials at www.ericsson.com/investors

CONFERENCE CALL FOR ANALYSTS, INVESTORS AND JOURNALISTS

A conference call for financial analysts, investors and journalists will begin at 14:00 CET on March 10.

CFO Carl Mellander will comment on the restated financials and take questions. To join the conference call, please call one of the following numbers:

SE Toll Number: +46856642694 (Toll-Free Sweden: 0200883817)

International/UK Toll Number: +442030089801 (Toll-Free UK: 08082370059)

US Toll Number: +16465025116 (Toll-Free US: +18558315945)

Please call in at least 15 minutes before the conference call begins. As there is usually a large number of callers, it may take some time before you are connected.

A live audio webcast of the conference call will be available at: www.ericsson.com/investors and at: www.ericsson.com/press

REPLAY:

A replay of the conference call will be available from about one hour after it has ended until March 16, 2017.

Sweden replay number: +46 8 5664 2638

International replay number: +44 20 3426 2807

Conference Number: 683534#

FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 10 714 64 49

E-mail: peter.nyquist@ericsson.com

PRESS RELEASE MARCH 10, 2017

Investors

Åsa Konnbjer, Director, Investor Relations

Phone: +46 10 713 39 28

E-mail: asa.konnbjer@ericsson.com

Stefan Jelvin, Director, Investor Relations

Phone: +46 10 714 20 39

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director, Investor Relations

Phone: +46 10 714 54 00

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President, Head of External Communications

Phone: +46 10 719 97 27

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com